Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

March 9, 2022

[VIA EDGAR]

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company

  Separate Account VA B

  Form N-4 Registration Statements (File No. 33-33085)

Mr. Bellacicco:

This letter responds to comments that you provided via phone call on March 1, 2022, with respect to the above-referenced filings for Separate Account VA B of Transamerica Life Insurance Company (“TLIC”) relating to the Transamerica Landmark Variable Annuity.

For your convenience, I have restated those comments below, and followed each comment with our response.

Unless otherwise indicated, all capitalized terms used herein have the same meaning as defined in the applicable documents.

I.	Transamerica Landmark Variable Annuity Prospectus

1.	Cover page of Stat PRO Final paragraph - Please remove this language in accordance with note to Item 1 (a)(9) to form N-4.

Response: Disclosure has been removed. Please see attached.

2.

Page 3 Key Information Table - Last sentence in Transaction Charges row - The final sentence has a discrepancy between the date of product closure and the date under special services fee. Please revise.

Response: Disclosure has been revised. Special Service Fee disclosure has been removed as it does not apply to this product. Please see attached.

3.	Page 4 Base Policy fees - Please confirm this includes administrative fee charge in expense table on Page 9 of Stat PRO.

Response: Confirmed. The 2% administrative charge has been included. Please see attached.

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

March 9, 2022

4.	Page 4 Portfolio Company Expenses - Please confirm expenses will include fund facilitation fee as required by Instruction 2(c)(i)(E) to Item 2.

Response: Confirmed. Disclosure will include fund facilitation fee if applicable. Please see attached

5.

Page 5 Optional Benefits - Two-part comment on the availability of optional benefits. The Stat PRO notes that some optional benefits may not be available through all financial intermediaries or in all states.

a.	Please flag this on page 5 that the available benefits may vary by financial intermediary and state.
b.	Please identify in the Benefits Available Under the Policy table each benefit that may not be available to all investors in the Restrictions and Limitations column.

Response: Disclosures have been revised. Please see attached.

6.	Page 9 Fee Table - For the transaction expenses and annual service charge which show a range, please show the maximum amount only in the fee table.

Response: Disclosure has been revised. Please see attached.

7.	Page 14 Annual Portfolio Company Expenses - Please confirm that the table includes the maximum fund facilitation fee for each portfolio when calculating expense range.

Response: Confirmed. The table will include maximum fund facilitation fees if applicable, when calculating expense ranges. Please see attached.

8.	Page 14 - 2nd paragraph under the Expense Examples, 2nd sentence - Please specify which features or options are reflected in the example. (Can be lead in language or footnote)

Response: Disclosure has been revised. Please see attached.

9.	Page 21 - Under Investment Options heading - Please include the information regarding Portfolio Companies per Item 6(c).

Response: Disclosure has been revised. Please see attached.

10.	Page 25 Investment Restrictions - Last sentence in of the 1st paragraph “In the future…”. - Please discuss the general parameters of what types of changes can be made.

Response: Disclosure has revised. Please see attached.

11.

Page 100 Portfolio Company Appendix - Lead in language - The Stat PRO notes that the availability of Portfolio Companies may vary by intermediary and state. Please include a statement in the introductory legend to the fund

Mr. Christopher Bellacicco, Esq.

U.S. Securities and Exchange Commission

March 9, 2022

appendix that the availability of Portfolio Companies may vary by financial intermediary and state and explain how investors can determine which Portfolio Companies are available to him or her.

Response: Disclosure has been revised. Please see attached.

II.	Transamerica Landmark Variable Annuity Statement of Additional Information

1.	Page 14 Distribution of Policies 4th paragraph last sentence- Please confirm that updated 2021 dates and figures will be provided.

Response: Confirmed. Disclosure will be updated when updated information becomes available. Please see attached.

If you have any questions regarding these responses, please contact Brian Stallworth at 720-488-7884 or by email at Brian.Stallworth@transamerica.com. I appreciate your assistance with this filing.

Sincerely,

/s/ Brian Stallworth

Brian Stallworth
Assistant General Counsel